HEROIC PUBLIC BENEFIT CORPORATION

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We're creating a social platform that trains heroes



heroic.us   Austin TX

`Technology` `PBC & B Corp` `B2C`



Last Funded August 2023

> **Important Notice**
>
> Note: the total amount raised includes amounts raised across two fundraises

$5,922,430
raised from 3,093 investors

♡ **WATCH FOR UPDATES**

OVERVIEW   DETAILS   UPDATES `20`   WHAT PEOPLE SAY `1,695`   ASK A QUESTION `176`

Highlights

1. Made history in Mar '21 as first company to close a $5M Reg CF w/ 2,400+ investors from 75 countries

2. Partnered with MetaLab (Slack, Tinder, Uber Eats) to create world-class social training platform

3. Pilot study (n=1053) shows Heroic can significantly boost energy, productivity, and connection

4. Research shows Heroic Coach certification program changes lives; 13,000+ people 115+ countries

5. $3M+ trailing 12-mo cash rev; $1.4M Jan-Apr '23 cash rev on $1.6M exp in same period

6. Social platform features planned launch summer 2023 as our answer to The

6 Social Dilemma

7 Founder/CEO 2x successful entrepreneur; built and sold 2 market-leading social platforms

Our Founder



Brian Johnson Founder + CEO

Raised $25M+, built and sold two market-leading social platforms. Created a protocol that has been shown to change lives. Uniquely positioned to create a social training platform that is an answer to The Social Dilemma.

We're committed to changing the world by helping people be the best, most Heroic versions of themselves.

Hi, this is Brian Johnson. 👋

I'm the Founder + CEO of Heroic Public Benefit Corporation.

I appreciate you taking the time to learn more about Heroic. I'd like to give you a quick overview of the biz as we currently see it. We have two versions: The Short Story and The Longer Story.

Note: If you are an accredited investor interested in investing over $25,000, you can let us know via this link and we will follow up to discuss the opportunity to invest via our Reg D offering.

Before we move on, here's a little video from Matt McCall, one of my dear friends and closest advisors describing why he has invested in Heroic and inviting you to consider investing as well:







HEROIC IS AN AMAZING COMPANY AND BRIAN IS A TRULY VISIONARY, MISSION-DRIVEN CEO. VERY FEW COMPANIES CAN BLEND BOTH A STRONG PROFIT BUSINESS MODEL WITH A BROAD PLATFORM TO SIGNIFICANTLY IMPROVE THE HUMAN CONDITION. I AM PROUD TO BE A PERSONAL INVESTOR.

MATT MCCALL, PARTNER AT PRITZKER GROUP VENTURE CAPITAL, VOTED ONE OF THE TOP 100 VCS IN THE WORLD

With that, it's time for...

The Short Story

We're building a social training platform to help people be the best, most Heroic versions of themselves.

Unlike most social platforms that are designed to increase user engagement (so they can make more money via advertising), Heroic is designed to effectively and measurably change people's lives. We aim to leverage the best of social technology and leave the worst behind. (Think: An answer to *The Social Dilemma*.)

Further, and very importantly, our platform integrates a "training" component to help people move from Theory to Practice to Mastery Together TODAY.

👆 Being the best in the world at helping people do that is how we believe we can change the world—one person at a time, together, starting with you and me and us today.

Fun fact: John Mackey, the co-founder and former CEO of Whole Foods, is a friend and mentor of mine. Here's what he has to say about Heroic…





HEROIC IS THE BEST SELF-DEVELOPMENT PLATFORM IN THE WORLD.
JOHN MACKEY, CO-CREATOR AND CEO OF LOVE LIFE!, CO-FOUNDER AND FORMER CEO OF WHOLE FOODS MARKET, BEST SELLING AUTHOR
HEROIC

In early 2021, with the support of over 2,400 investors from 75 countries around the world, Heroic made history as the very first company to ever close a $5M Reg CF as part of our $10M Seed Round.

Then we partnered with MetaLab (the world-class product development company that helped create Slack, Tinder, and Uber Eats) to help us design our Heroic social training platform.

You can check out our website here and download the iOS app here and the Android app here.

At the time of this writing, our average rating on both app stores is 4.8 stars out of 5.0. Here's a link to check out all the reviews on iOS and here's a link for Android. And, here are the three "Most Helpful" reviews on iOS as determined by Apple's algorithm:



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Ratings & Reviews
Sort by Most Helpful
Perfect daily reminder to the commitments you made to yourself
Apr 20
Poozan48382
The Heroic app asks you every single morning to re-commit to your virtues and micro goals/targets. At first I thought that might be a little annoying, but I added it to my existing daily affirmations habit and mark them off as a say them to myself in the mirror. After a few days I really understood the 'why' behind doing that. If you aren't reminding yourself who you want to be and the identity you want to build on a daily basis, it's very easy to forget about those things and this app really resets you on the right course every morning. I'm completely paraphrasing but Brian commented during the live stream launch party that he too would find it hard to meet his New Years resolutions if he didn't remind himself of his targets every day. I'm very thankful that Brian and team built this app to help all of us optimize and actualize with! I also can see how committed the team is to

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Ratings & Reviews
Thanks Brian and Team Heroic
Apr 21
Nap Thali
I became interested in Optimize and then Heroic while trying to master a specific set of habits using spreadsheets and To Do apps as triggers.   I needed a way to hold myself accountable, while using each gain to propel me forward. I was cautiously hopeful that Heroic could be "that" technology . To my supreme delight Heroic delivers all that I hoped for and more. The app Is based on universal principles that can be easily personalized. These are the habits and principles I aspire to in the deepest part of my soul, so it's a joy for me to achieve them each day. Most importantly on those days when I'm not 100% it helps me work towards being my best anyway. My days are more productive and balanced than ever. The app is elegantly designed and easily customizable. I'm so grateful (swiping right..lol) that Brian and the Heroic team have developed this innovative way use technology for both the individual and greater good.

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Ratings & Reviews
Heroic is life changing! 🙌
Apr 20
kristinjoys
I've been a fan & follower of Brian's work since stumbling upon Philosopher's Notes 8+ years ago. I've devoted my career to teaching courses on social entrepreneurship & sustainable business, so I love that Heroic is both a certified B Corp and a Public Benefit Corporation.
I wanted to participate in Optimize Coach Training since Class I was announced in 2018. I was beyond grateful to be given a scholarship to join Class V in Spring 2021, graduating in January 2022— and immediately begin Advanced Coach Training.
I'm over the moon to be part of the Heroic community (as a Founding Member) — learning & practicing with Brian, Alexandra, Michael, and the entire Heroic team-- how to optimize the way we sleep, move, eat, breath, focus, celebrate with gratitude, and prosper (which literally means "move forward with hope"), so



continual improvement and optimization of the app, and I'm excited to see what they roll out next for us!
Developer Response
23h ago
Thanks, Hero!! - Team Heroic
Thanks Brian and Team Heroic
Apr 21
Nap Thali
Today
Games
Apps
Arcade
Search
Developer Response
Apr 25
Thanks, Nap Thali! - Team Heroic
Heroic is life changing!
Apr 20
kristinjoys
I've been a fan & follower of Brian's work since stumbling upon Philosopher's Notes 8+ years
Today
Games
Apps
Arcade
Search
energy, work, and love.
The new app is fantastic. I typically avoid apps, trying to minimize use of my iPhone, finding it easier & faster to get things done with focus on my Mac... but the new Heroic app is great. It's super speedy & easy to use. Admittedly I even enjoy the haptic feedback when the app first launches.
The team at Heroic are truly heroes, shining a light for others. If you're on the fence about joining Heroic, I'm confident you'll soon be glad & grateful you did.

Here's a look at what we've created since our first crowdfunding:



THEORY
PRACTICE
MASTERY
DEEP WORK
HEROICALLY ENERGIZED
TODAY'S THE DAY
100
MASTERY SERIES

With the capital from this crowdfunding and anticipated cash flow, we're fired up to ship the social side of our platform that MetaLab helped us design earlier this year. Here's a look at that:

TOGETHER
2:43
MICHAEL
Buddies
MICHAEL BALCHAN
30 min ago
Another "W" for the day with a Soul Force +1 and maintaining that 101! Heroic helping me unlock next-level in energy, work, and love!
Give Boost
Start Conversation
MICHAEL BALCHAN
Yesterday
Today
Theory
Practice
Mastery
Together
101
BRIAN
Edit Profile
Heroic Philosopher CEO
Connections
JOURNAL
ABOUT
BRIAN JOHNSON
1 min ago
4th of July 5k w/ @alexandra & the kids (+ A's mom @kitty)! @eleanor was youngest racer (again!). It was a joy to see 3 generations of strong women running! And @emerson ran an 8:10/m pace—3rd in the <14s. #prouddad Heroic Families unite!
Today
Theory
Practice
Mastery
Together
2:43
EVERYONE
BUDDIES
FOLLOWING
Energy
Work
Love
SEAN CASEY
1 min ago
Love hanging with my guys at the MLB Network, and getting to wear my favorite t-shirt for the broadcast. ... more
Boosted!
Join Conversation
ALEXANDRA JOHNSON
Today
Theory
Practice
Mastery
Together
PROTOTYPE DESIGN MOCKUP ONLY



I'M THRILLED TO BE AN INVESTOR IN HEROIC! BRIAN IS UNSTOPPABLE AND I LOOK FORWARD TO SEEING THE IMPACT HEROIC WILL HAVE ON THE WORLD.

NIR EYAL, AUTHOR OF HOOKED AND INDISTRACTABLE

The Longer Story

Now for the longer story...

We'll talk about our ultimate mission and I'll share some more details on *how* we plan to change the world one person at a time with our social training platform that helps people move from Theory to Practice to Mastery Together TODAY.

We'll also talk about our two brand promises and the early data from a pilot study we conducted that shows how people can significantly increase their energy, productivity and connection in just minutes on our app per day.

Then we'll talk about what you may see from your investment (you can invest as little as $100 or $500 or $1,000 dollars), as well as the risks of investing.

Then we'll wrap it all up with an invitation to help us change the world.

The Heroic Mission

Let's start at the top with our ultimate mission. Actually, let's start with my left forearm on which I have tattooed our ultimate Heroic mission and 30-year goal.

Studies show you're 42% more likely to achieve your goals if you write them down. A lot of people write their goals on a post-it note and put them up on their bathroom mirrors. I decided to put the goal to which I have dedicated my life somewhere I'll never miss it.



I got that HEROIC tattoo on October 14th, 2021–within 48 hours of our design team at MetaLab finalizing our logo. We spent a few extra weeks getting it just right. As they made their final presentation, I asked, "Is that the final recommendation? Because I'm booking my appointment with the tattoo artist after this Zoom."

Then, a couple weeks later, I added the "51 | 2051" right above the "I" and the "C" in "HEROIC."

That placement was deliberate.

Every morning, as I begin my meditation practice, I look down at my arm and say to myself, "Hero, I see a world in which 51% of humanity is flourishing by 2051."

Then I look below the "IC" where I have "101 | 1M." (Got that one on Father's Day, 2022–fun trip with the kids to show them what an all-in commitment looks like.)

The "101" represents getting my Soul Force score to 101 and the "1M" represents helping YOU and 1M other people get their Soul Force scores to 101 so we have a shot at fulfilling our ultimate mission of creating a world in which 51% of humanity is flourishing by 2051.

So, there ya go. That's our ultimate mission. 51 | 2051. All in, folks. All in.

btw: I borrowed that moonshot goal from Martin Seligman and his colleagues. When they launched the Positive Psychology movement in the year 2000, they said they wanted to help create a world in which 51% of the world's population was flourishing by the year 2051.

The first time I heard that I thought, "Wow. The audacity!!" Now, I have dedicated my life to playing my role as well as I possibly can to help create a world in which 51% of our population is flourishing by the year 2051.



I AM INVESTING IN HEROIC BECAUSE I CARE ABOUT THE FUTURE OF OUR WORLD. THESE ARE EXTRAORDINARY TIMES AND THE CHALLENGES WE FACE ARE UNPRECEDENTED; TO DEAL WITH THESE CHALLENGES WE DESPERATELY NEED EXTRAORDINARY LEADERS. AND THIS IS WHAT HEROIC IS ALL ABOUT: PREPARING US AS INDIVIDUALS AND AS A SOCIETY TO NAVIGATE THE ROUGH TERRAIN AND EMERGE STRONGER AND BETTER AS A RESULT.

TAL BEN-SHAHAR, BEST-SELLING AUTHOR OF HAPPIER, TAUGHT LARGEST CLASS IN HARVARD'S HISTORY

Before we talk about how we intend to fulfill our mission in the years and decades ahead, I'd like to ask you a question...

Training Heroes

Do you happen to know what the word *hero* means?

It's an ancient Greek word. Etymologically, the word *hero* doesn't mean "killer of bad guys" or "tough guy" or anything like that it. It means "PROTECTOR."

A hero has strength for two. And, very importantly, a hero is willing to do the HARD work to HAVE that strength for two.

And, do you know what the secret weapon of the ancient hero was?

LOVE.

It's LOVE that fuels our commitment to DO that hard work to HAVE the strength for two. It's LOVE that gives us the Courage to be willing to act in the presence of fear. It's LOVE that gives us the Self-Mastery to do what needs to get done whether we feel like it or not.

We believe that our world needs heroes Today more than ever before.

Quite simply: We need YOU to be a hero.

We created Heroic Public Benefit Corporation to help train and connect and lead a virtuous army of heroes who can, literally, change the world.

Btw. Longer branding chat but if you look closely at my tattoo and the Heroic mark in our logo and then look at the virtue compass in our app, you'll see that the mark is pointing toward the virtue of Love.


IN ADDITION TO FAMILY, THIS IS ALL THAT MATTERS RIGHT NOW: A VIRTUE-DRIVEN FORCE TO DISRUPT THE WORLD. PERSONALLY, BEING A PROFESSIONAL INVESTOR IS OFTEN DEVOID OF A BIGGER MEANING. IT WOULD MEAN THE WORLD TO ME TO MAKE THE CONNECTION, IN A REAL WAY, BETWEEN WHAT I DO AND SOMETHING MUCH BIGGER AND MORE IMPORTANT THAN MYSELF. THIS CONNECTION WOULD BE AN INCREDIBLE SOURCE OF MEANING FOR MY LIFE. THIS HAS THE POTENTIAL TO BEND THE ARC OF HUMANITY AND HELP FULFILL THE POTENTIAL IN MILLIONS OF LIVES.
ARTURO BRILLEMBOURG, PROFESSIONAL INVESTOR
HEROIC COACH - CLASS I GRADUATE
HEROIC

Our Two Brand Promises

A good business has a strong value proposition. A great business has a value proposition that is, in Steve Jobs' words, "insanely great."

Or, as Peter Thiel puts it (in *Zero to One*), you want to deliver at least 10x more value on a specific, highly-differentiated value proposition than anyone else in your market so, ideally, you're the ONLY one doing what you're doing.

So… What's the ONE thing that we aspire to do better than anyone else in the world?

Simple. We have committed ourselves to being the best we possibly can be at helping people move from **THEORY** to **PRACTICE** to **MASTERY TOGETHER TODAY**.

As I like to say, we don't need to read another book or listen to another podcast, we need to actually DO the things we *ALREADY KNOW* we *could* be doing—whether that's meditating or eating better or sleeping more or being more present and loving with our families or more focused and productive at work or… fill in the blank for what YOU know you could be doing!

or... fill in the blank for what YOU know you could be doing!

(Seriously. What little thing do YOU know you could be doing? Imagine your life with that positive habit installed. Then imagine becoming the type of person who can easily install and delete habits at will while helping others in your life do the same. Helping you be that version of yourself is what Heroic is all about.)

Doing what we know we could be doing and being the person we know we could be (not someday but TODAY!) is how we can close that gap between who we are capable of being and who we are actually being so we can more and more consistently show up as the best, most Heroic versions of ourselves in service to something bigger than ourselves.

Again... That's nice and warm and fuzzy but... again... HOW can we make that more CONCRETE?

Well... I think we need to deliver on TWO brand promises (or value propositions). One at the INDIVIDUAL level and another at the COLLECTIVE level. Here they are.

First, on the *individual* level, we want to get to a place where we can unequivocally (!) say: "Research shows... If you use Heroic, then you will flourish."

More specifically... We want to get to a place where we can say: "Research shows... If you hit 10 virtuous targets on Heroic every day, then you are x% more Energized, Productive and Connected."

Here's the second brand promise, this time focused on the *collective* level: "If enough of us use Heroic, then we can change the world together."

Again: Getting to a place where we are THE BEST IN THE WORLD at delivering on those brand promises (/value propositions) at both the individual and collective levels is HOW we will create a truly great business that can literally change the world.

We will measure our success in delivering on those two brand promises in two ways. On the individual level, we keep track of something called a "Soul Force" score. On the collective level, we keep track of something we call "Annual Recurring Virtue" or "ARV."



HEROIC IS HUMANITY'S BEST HOPE FOR RAISING
THE CONSCIOUSNESS OF THE PLANET AND
CALLING US TO A MORE VIRTUOUS LIFE OF



CALLING US TO A MORE VIRTUOUS LIFE OF GOODNESS, IMPACT AND SELF-LOVE. IT INSPIRES THE WORLD TO CREATE A NEW PARADIGM FOR WHAT IT MEANS TO BE A HUMAN LIVING IN THE 21ST CENTURY. DESPITE THIS BEING THE MOST TECHNOLOGICALLY ADVANCED PERIOD IN OUR HISTORY, WHERE CHANGE IS UNFOLDING AT A PACE THAT IS HARD FOR MOST TO COMPREHEND, LET ALONE KEEP UP WITH, WE EACH CRAVE A NORTH STAR, AN ANCHOR, A VISION OF WHAT EACH OF US IS CAPABLE OF BECOMING AND INDEED WHO WE ALREADY ARE. WE ARE OUR OWN HEROES. IT IS TIME TO FULFILL OUR HERO'S JOURNEY. HEROIC IS THE ANSWER TO OUR QUEST AND THE CATALYST FOR EXPRESSING AND CELEBRATING OUR HUMANITY.

JULIANA UTO, ANGEL INVESTOR, FOUNDER & MANAGING PARTNER OF THE SEE BE GROUP AND FOUNDER OF WEALTH BRAVERY

Heroic Pilot Study Says…

We worked hard to create a v1 of our app that would take the first steps in delivering on our two brand promises. Again:

1. If you use Heroic, then you will flourish. More specifically: "Research shows, if you hit 10 virtuous targets on Heroic each day, then you will be x% more Energized, x% more Productive, and x% more Connected."

2. If enough of us use Heroic then we can literally change the world together.

Note: I told our Founding Investors that we'd run a pilot study on Day 1 and that, if we did our jobs, we'd have early data pointing to the validity of statement #1 by Day 30.

And… With all the necessary asterisks that the study was only a PILOT study done with only 1,000 Founding Heroic members and it's too early to point to anything unequivocally, etc etc etc…

I am VERY (!) excited to tell you that…

Based on a pilot study of over 1,000 Heroic members (n = 1053), conducted in partnership with leading experts in the field of positive psychology and human flourishing and measuring human flourishing using two validated well-being measures (Flourishing Scale, Diener, and a subset of WB-Pro measures) as well as a newly developed, non-validated, internal scale to measure energy, productivity, and connection that we called the Heroic Big 3 scale we can say that:

Members who hit 5 or more Heroic targets each day, on average moved from the 60th percentile to the 83rd percentile in flourishing (on an accepted scale of flourishing!) in just 30 days.

And…

As measured by the internal Heroic Big 3 scale, members who hit JUST 3+ targets per day, on average, reported a 40% (!) increase in energy, a 20% (!) increase in productivity (that's like working 5 days and getting a bonus day free!), and a 15% increase in connection. In just a few minutes in the app per day for just 30 days!! 😳

Again, that data is from a pilot study so it needs to be viewed conservatively and those percentage increases in our Big 3 are rough approximations. And... I am very excited about the early data and equally committed to building on it in the months and years ahead so we can more concretely establish the validity of the Heroic app as a powerful way to help people change their lives so we can change the world together.

In addition to that quantitative data, you can check out the **iOS** and **Android** App Store reviews for more qualitative data on our early members' experience with our app and how it is changing their lives.

Plus, here's how accredited Heroic investor and good friend, Sean Casey, described his experience with the Heroic app in a recent podcast of his. (Sean is a former MLB All Star known as "The Mayor." Sports Illustrated described him as the friendliest guy in baseball!)



And...here's another video with Brandon Guyer (former MLB player, nicknamed "La Piñata" by the World Series announcers because he was hit by so many pitches) sharing how Heroic has changed his life and why he and his wife chose to invest.





Also, during our Launch party, I asked my friend (and Heroic investor) Joe Okleberry to come on stage and share his early experience with the Heroic app with our community. Here's what he had to say...



Heroic Crowdfunding

We've talked about a lot of warm and fuzzy, inspiring stuff. Now it's time to ground that inspiration into reality.

Startups like ours are a powerful way to create a better future while creating value for each of our stakeholders: Society + Partners + Investors + Customers + Employees.

And while we've driven $3M gross revenue (cash basis) over the last 12 months (as of 05/23), and our 2023 Year to Date revenue and expenses (cash basis) are at $1.4M and $1.6M respectively...

Startups are also inherently incredibly risky ventures in general and our startup comes with its own set of idiosyncratic risks—which we have disclosed in our **official filing** that we encourage you to read.

And...

As we'll briefly discuss below, your convertible note will be senior to all other investments—which provides significant downside protection. Further, I am proud of the fact that I have provided a positive return for investors in each of my prior companies: eteamz, Zaadz, and Optimize.

Having said all that...

I believe that the high risk goes with a potentially high return—in society and for yourself and for your family.

I have unapologetically ambitious goals with Heroic. I literally want to change the world. And, I think that we can achieve that while creating what I hope will be a multibillion-dollar business that is one of the most virtuous, respected, beloved and impactful companies and brands on the planet.

It's hard to put into words just how motivated I am by the prospect of fulfilling our Mission while striving to help you and your families create significant wealth from your investment in us.



MY HUSBAND AND I JUST INVESTED $50,000 IN HEROIC BECAUSE WE TRUST THE SOUNDNESS OF THE INVESTMENT AND WE POWERFULLY SHARE THE HEROIC VISION. BRIAN HAS AN INCREDIBLE TRACK RECORD IN BUSINESS—HE'S GENERATED A RETURN FOR HIS INVESTORS 100% OF THE TIME. HEROIC PARTNERSHIPS ARE SO NEEDED RIGHT NOW—AND WE CAN ALL DO WELL BY DOING GOOD. WITH EVERY ACTION WE CREATE THE WORLD WE (AND OUR KIDS AND GRANDKIDS!) WILL LIVE IN. LET'S CHANGE THE WORLD TOGETHER. THESE WORDS GIVE ME GOOSE BUMPS. I'M IN!!!

SUSAN PEIRCE THOMPSON, PH.D., PROFESSOR, NYT BESTSELLING AUTHOR, FOUNDER OF BRIGHT LINE EATING

The Investment Terms

If you invest in this round, you will own what's known as a "convertible note" that is convertible into equity at our next prospective round.

Note: If you are an accredited investor interested in investing over $25,000, you can **let us know via this link** and we will follow up to discuss the opportunity to invest via our Reg D.

For those who may not be familiar, here's the super-short, simplified story on the basic mechanics of how a convertible note works plus the basic terms for our note.

The convertible note has a "20% discount" on whatever price we set for our next prospective round of financing with a maximum valuation cap of $50 million. The price will not be set until we actually do that round and would convert into shares at the lower of the price determined by either the 20% discount or the $50M valuation cap.

For a completely theoretical example of how this may work, let's say we raise money for our prospective Series A at any valuation less than $62.5 million. In this case, the 20% discount would apply and your convertible notes would convert at a price per share that is 20% less than the share price of that round.

If we raise money at any valuation above $62.5 million, the $50 million valuation cap will kick in. For example, if we were to execute very well and are blessed by some good fortune from the Heroic gods and raise money at, say, a $100 million valuation, and you were able to sell your shares, you would get roughly twice as good a deal as the investors in that next equity round.

Further, as a debt holder with seniority, if things got REALLY bad (👌🙏😂) and everything went sideways and we wound up liquidating the business for more than the total amount of the convertible notes before the notes were converted, you would get your money out *before* the other note holders and equity shareholders—which is yet another reason convertible notes are attractive for investors. (Note: I didn't tattoo my body with HEROIC and 51 | 2051 with that in mind. 😉)

Again, we're excited to put this capital to good use as we take the next steps in executing our plans to fulfill our mission.

Which leads us to…

Let's Change the World Together

As I have said many times and feel at an even greater depth than ever before: I have never been more committed to and confident in our ability to do what we're here to do.

If you'd like to support us on our Heroic quest to create an exemplary

crowdfunded business at scale that can help us create a world in which 51% of humanity is flourishing by 2051, starting with you and me and us today, we'd be honored to have your support.

You can make your commitment here today.

Day 1. Always. Let's goooo!!

101 x 1M —> 51 | 2051

HEROES UNITE!!!

-B



HEROIC IS A UNIQUE OPPORTUNITY: ONE WHERE THE INVESTOR IS INSPIRED BY WHAT THE COMPANY DOES EVERY DAY ... WHERE HIGHLY ENGAGED AND PASSIONATE CUSTOMERS EXPERIENCE PERSONAL GROWTH AND TRANSFORMATION ... AND WHERE A GREAT BUSINESS IS BEING BUILT IN THE MOST DELIBERATE, CONSCIOUS WAY POSSIBLE.

ZAC ZEITLIN, HEAD OF WEST COAST OFFICE AT SILVER POINT CAPITAL, FOUNDER/PARTNER AT NEW GROUND VENTURES



Heroic Enterprises, PBC
Issued August 15, 2022

Endnotes

1. Matt McCall, Nir Eyal, Tal Ben-Shahar, Ph.D., Arturo Brillembourg, Sean Casey, Brandon Guyer, Joe Okleberry, Juliana Uto, Susan Peirce Thompson, Ph.D., and Zac Zeitlin are all Heroic investors.

2. None of John Mackey, Matt McCall, Nir Eyal, Tal Ben-Shahar, Ph.D., Arturo Brillembourg, Sean Casey, Brandon Guyer, Joe Okleberry, Juliana Uto, Susan Peirce Thompson, Ph.D., nor Zac Zeitlin received any incentive or

consideration of any kind in exchange for their comments relating to, or endorsements of, Heroic.

3. The comments, endorsements, and/or likenesses of John Mackey, Matt McCall, Nir Eyal, Tal Ben-Shahar, Ph.D., Arturo Brillembourg, Sean Casey, Brandon Guyer, Joe Okleberry, Juliana Uto, Susan Peirce Thompson, Ph.D., and Zac Zeitlin are included with their express permission.

4. The comments and/or endorsements of John Mackey, Matt McCall, Nir Eyal, Tal Ben-Shahar, Ph.D., Arturo Brillembourg, Sean Casey, Brandon Guyer, Joe Okleberry, Juliana Uto, Susan Peirce Thompson, Ph.D., and Zac Zeitlin are not, and should not be regarded as, investment advice. Individuals considering an investment in Heroic should consult an investment professional before making an investment decision.

5. Optimize Enterprises, Public Benefit Corporation was acquired in a merger by Heroic Enterprises, Public Benefit Corporation. Brian Johnson, the sole director, sole officer and majority stockholder of Heroic, was also the sole director, sole officer, and, together with his wife, majority stockholder of Optimize. Because of Brian's interests in both companies, the merger agreement required the approval of a majority of the other votes of the disinterested stockholders in each company, in addition to a majority of the votes of all stockholders in each company. The stockholders holding more than a majority of the votes of disinterested stockholders in each company approved the merger.

6. **These materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry.** These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligations to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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Wefunder means Wefunder Inc and its wholly owned subsidiaries: Wefunder Advisors LLC, Wefunder Portal LLC, and Wefunder EU B.V.. This page is hosted by Wefunder Portal LLC.

Wefunder Portal LLC is a member of the Financial Industry Regulatory Authority (FINRA). Wefunder EU B.V. is registered with the Netherlands Authority for the Financial Markets. Investing on Wefunder is risky. Don't invest more than you can afford to lose.











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